

Corporate Office

P. O. Box 278   Emmett, ID 83617   ☎ 208-365-5321   FAX 208-365-3983

March 4, 2005

Linda Cvrkel
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: T.J.T., Inc.
       Form 10-K for the year ended September 30, 2004
       File No. 0-27340

Dear Ms. Cvrkel:

        T.J.T., Inc. (the "Company") has reviewed the Staff's comments contained in the February 14, 2005 correspondence from you to Terrence J. Sheldon, regarding the Company's Form 10-K for the year ended September 30, 2004. The Company has the following responses to the Staff's Comments.

        The Company acknowledges the Staff's comments with respect to revisions to our disclosures in future filings. However, as reported on a Form 8-K filed February 15, 2005, the Company's Board of Directors approved termination of the registration of the Company's common stock under the Securities Exchange Act of 1934 (the "Act") on February 15, 2005. On that date, the Company also filed a Form 15, Certificate and Notice of Termination of Registration ("Form 15"), suspending the Company's reporting obligations under Section 13(a) or 15(d) pursuant to Rules 12g-4(a)(1)(i) and 12h-3(b)(1)(i) of the Act. In the event the Company resumes its reporting obligations under the Act in the future, we will evaluate our disclosures to comply with the Staff's February 14, 2005 Comment Letter.

        The Company has the following responses to the Staff's comments:

FORM 10-K FOR THE YEAR ENDED SEPTEMBER 30, 2004

Comment No. 1

Item 7: MD&A – Results of Operations, page 9

1.   *As discussed in our recent Interpretive Release about Management's Discussion and Analysis (FR-72), one of the primary objectives in preparing this section should be to provide a narrative explanation of the financial statements that enables investors to see the company through the eyes of management. As such, please expand upon your disclosures in future filings*

to provide further analysis of the changes in operating results year-over-year. Please expand your disclosures to include information, such as, but not limited to:

- *Significant drivers of the 15% increase in sales by your accessories and siding segment.*
- *The reason the manufactured housing industry experienced an increase in shipments but your results do not reflect a similar increase.*
- *The effect that entering the agricultural market through the sales of metal buildings has had and is expected to have on your operating results.*
- *More detailed information with regard to the components of your selling, general and administrative expenses and the changes in such expenses from period to period.*

Management's response

In the event the Company resumes its reporting obligations under the Act, the Company will then comply with the Staff's comment in future filings, as appropriate.

Comment No. 2

Item 8. Financial Statements and Supplementary Data – Statements of Operation, page 16

2.   Please revise to segregate Operating Expenses from SG&A in accordance with Rule 5-03(b)(3) and (4) of Regulation S-X, or explain why you do not believe this is required.

Management's response

The Company is not required to segregate operating expenses from SG&A because all direct operating expenses are classified by the Company in cost of goods sold, as defined by Rule 5-03(b)(2). Other "operating expenses" not included in cost of goods sold are immaterial to the Company financial statements, and have been classified with SG&A.

Comment No. 3

3.   We note that you recorded a gain on the sale of assets of $21,000 in the current year. It appears that you have currently presented this gain in the non-operating activities portion of your Statement of Operation. In accordance with paragraph 45 of SFAS No. 144, a gain or loss recognized on the sale of a long-lived asset shall be included in "income from operations," if such a subtotal is presented in the statement of operations. In future filings, please reclassify your gains and losses recognized on the sale of long-lived assets as a component of operating income for all years presented. The gains/(losses) on the disposition of investment property should be similarly reclassified.

Management's response

In the event the Company resumes its reporting obligations under the Act, the Company will then comply with the Staff's comment in future filings, as appropriate.

Comment No. 4

4.   We note that you sold a portion of your land held for investment in the current year. Based upon your disclosure in "Note A – Significant Accounting Policies," it appears that you recognize the sale of land held for investment as an installment sale, when your company provides virtually 100 percent financing to the buyer. As such, please tell us whether any of the land sold during the periods presented in your financial statements was recorded as an installment sale, as a result of financing provided to the buyer. If so, please expand your disclosures in future filings relating to your real estate sales to comply with the requirements of paragraph 59 of SFAS No. 66, which requires that the income statement, or related footnotes, for the period including the date of sale should present the sales value, the gross profit that has not yet been recognized, and the total cost of the sale.

<u>Management's response</u>

In the event the Company resumes its reporting obligations under the Act, the Company will then comply with the Staff's comment in future filings, as appropriate.

Comment No. 5

Notes to Financial Statements

Earnings per Share, page 21

5.   We note that you state that "130,000, 123,000, and 88,000 of the total options outstanding at September 30, 2004, 2003, and 2002, respectively, were not included in the diluted earnings per share calculation because the exercise price of the options were greater than the average market price of common shares." As 220,000; 230,000; and 160,000 options were outstanding at the end of fiscal years 2004, 2003, and 2002, respectively, it appears that there were options which were included in the weighted average shares used in your dilutive EPS calculation. Paragraph 40(a) of SFAS No. 128 indicates that you should provide a reconciliation of the numerators and the denominators of the basic and diluted per-share computations for income from continuing operations, for each period that you have presented an income statement. Please expand upon your disclosure in future filings to include these disclosures. Illustration 2 of Appendix C to SFAS No. 128 provides an example of this presentation. Also, revise your future filings to disclose your "basic" and "diluted" earnings per common share on your consolidated statements of operations. Refer to the requirements of paragraph 36 of SFAS No. 128.

<u>Management's response</u>

In the event the Company resumes its reporting obligations under the Act, the Company will then comply with the Staff's comment in future filings, as appropriate.

Comment No. 6

Note B - Inventories

6.   Revise the notes to your financial statements and your discussion of "Critical Accounting Policies" in future filings to clarify the nature of the inventories that are valued using the first-in, first-out and average-cost inventory methods.

Management's response

In the event the Company resumes its reporting obligations under the Act, the Company will then comply with the Staff's comment in future filings, as appropriate.

Comment No. 7

Note F – Credit Facility, page 26

7.   We note per "Item 5" of your Form 10-K, that your revolving line of credit prohibits the company from paying dividends. Rule 4-08(e) of Regulation S-X indicates that restrictions which limit the payment of dividends by the registrant should be disclosed in the financial statement footnotes. Please disclose the restrictions that prevent the payment of dividends by your company in the financial statement footnotes in future filings.

Management's response

In the event the Company resumes its reporting obligations under the Act, the Company will then comply with the Staff's comment in future filings, as appropriate.

Comment No. 8

Note K – Related Party Transactions, page 29

8.   We note per the financial statements which you filed for your significant equity investee-NewCo Tire & Axle LLC ("NewCo") – that you sold approximately $118,000 in tires and axles to this company. As your filing only discloses the income recognized from equipment rentals to your equity investee, please expand upon the related party footnote in your future filings to include all transactions between your company and NewCo. Refer to the requirements of paragraph 2 of SFAS No. 57.

Management's response

In the event the Company resumes its reporting obligations under the Act, the Company will then comply with the Staff's comment in future filings, as appropriate.

Comment No. 9

Note M – Business Segments, page 30

9.   *You state that your identifiable assets are assigned to operating locations rather than operating segments, with depreciation allocated to the segments based upon usage. As paragraph 27 of SFAS No. 131 indicates that an enterprise shall report a measure of total assets for each reportable segment, please revise future filings to disclose the total assets for each of your segments or explain in further detail why you are unable to do so. In this regard, we do not understand how you can determine the amount of capital expenditures for each segment, but not its total assets. Please advice or revise as appropriate.*

Management's response

As stated previously, the Company assigns assets to operating locations rather than segments. Each location contributes income/loss to both operating segments where many of the assets are utilized by both operating segments. In order to provide a measure of total assets for each reportable segment, the Company would have to allocate asset values to each reportable segment based on a percentage of sales. It is the Company's belief that allocating all identifiable assets in this manner would not provide valuable information to investors.

FORM 10-K/A FOR THE YEAR ENDED SEPTEMBER 30, 2004

Comment No. 10

Item 15. Exhibits, Statement Schedules and Reports on Form 8-K

10.   *We note that you filed separate financial statements of NewCo as an Exhibit in Item 15 of your 10-K/A filed on January 31, 2005, in order to comply with the requirements of rule 3-09 of Regulation S-X. Rule 3-09(b) of Regulation S-X requires that the financial statements be filed for the same periods required by Rules 3-01 and 3-02 of Regulation S-X. As you have filed in your Form 10-K/A, only the financial statements of your significant equity investee, for its latest fiscal year-end, please amend your filing to include financial statements for its prior fiscal year. Also, it appears that the additional financial statements required for the prior fiscal year should be audited, since your equity in the earnings of this entity exceeded the 20% significance threshold in that year, also.*

Management's response

The equity investee is a joint venture the Company entered into during the fourth quarter of the Company's fiscal 2003 year. Management acknowledges the requirement under Rule 3-09 to file separate financial statements for the year ended September 30, 2003, since the equity in earnings of $63,000 of the investee exceeded the 20% significance level for that period, as defined by Rule 1-02(w). Summarized financial information of the investee was disclosed in footnotes of the 2003 audited financial statements in the Company's 2003 Annual Report on Form 10-K. The Company respectfully requests relief from the requirements of Rule 3-09 for the year-ended September 30, 2003, given the Company's facts and circumstances.

     Please do not hesitate to telephone Larry Prescott, Chief Financial Officer of the Company, if you have questions or if we can be of assistance.

Sincerely,



Terrence J. Sheldon
Chief Executive Officer

cc.   Staff